

February 19, 2014

Via E-mail
Qiang Li
Chief Executive Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing
People's Republic of China 100022

> **Re:** **Trunkbow International Holdings Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed January 29, 2014 by Trunkbow International Holdings Limited, et al.**
> **File No. 005-86044**

Dear Mr. Li:

We have reviewed your amended filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Stockholders Entitled to Vote, page 4

1.   We note your revisions in response to prior comments 2 and 3. Revise to state directly here and throughout your document that the transaction is not structured to require the approval of unaffiliated security holders. Also revise to discuss how this factor was considered by each filing person in determining the procedural fairness of the transaction.

Background of the Merger, page 23

2.   Your revisions in response to prior comment 8 state that no preliminary valuation analysis was communicated "on this date," which appears to mean November 19, 2012. Prior comment 8, however, asked whether a valuation analysis was communicated <u>prior to December 2, 2013</u>, not merely on November 19, 2012. Please expand your revisions and response accordingly.

3.   We note your response to prior comment 11. With a view toward clarified disclosure, please tell us the nature and extent of Mr. Li's review of the projections. For example, explain whether Mr. Li accepted Ms. Ye's projections without change, or explain the changes he made if he made changes. Also explain whether Mr. Li provided any instructions to Ms. Ye regarding the preparation of the projections.

4.   We note from your revisions in response to prior comment 12 that the "market had been aware of a potential transaction for over a year," which you cite as a reason for not obtaining an updated market check. Please expand to clarify whether you made the market aware, and if so how, negotiations related to the transaction were suspended for over six months due to weak operational performance, only resuming upon indications of improved company performance.

5.   As a related matter, please tell us why the Schedule 13D filed originally on November 6, 2012 was not amended to disclose the suspension and resumption of negotiations related to this transaction. Refer to Exchange Act Rule 13d-2.

6.   Your response to prior comment 14 indicates that the Duff & Phelps oral presentation on December 2, 2013 was "substantially similar" to the written material provided in Annex C and the disclosures in the proxy statement. Please revise to clarify whether there were any material differences between those materials. If so, please summarize those differences.

7.   We note your response to prior comments 15 and 16. With a view toward disclosure, please tell us how Dr. Hou and Mr. Li are able to "cause" Mr. Weng to use the dividend distribution to fund the going-private transaction. It is unclear from your disclosure how the share transfer and entrustment agreements permit them to force him to provide those proceeds for the equity funding.   Please also clarify how Mr. Weng has no interest in the proposed transaction, given your response that he is, in effect, using the proceeds he is receiving as a shareholder of Chief Honour and Capital Melody to purchase shares of Trunkbow, and thereby becoming the owner of a greater percentage of Trunkbow's shares. Please include in your response the purpose of the agreements governing the relationships among Mr. Weng, Dr. Hou, Mr. Li, Capital Melody and Chief Honour, including how and why Dr. Hou and Mr. Li do not own Trunkbow shares directly and why Mr. Weng serves as "nominee shareholder." We may have further comments after considering your response.

Discounted Cash Flow Analysis, page 42

8.   Please revise this section to present the yearly projected and terminal cash flows that are used in your discounted cash flow calculations.

Fees and Expenses, page 47

9.   Please revise to address the portion of prior comment 29 relating to Duff & Phelps potential receipt of another engagement. We note that the revisions you provided appear to relate solely to "all the fees" DPS would receive "in relation to this proposed transaction."

Prospective Financial Information, page 55

10.   We note your response to prior comment 35. Please revise to quantify and describe the one-time going-private expenses that are estimated to occur in 2014, but not 2015. In the first paragraph of page 42, you indicate that projections do not include non-recurring income and expenses, but it would appear that the going-private expenses included in the projected operating expenses for 2014 are non-recurring. Please reconcile this discrepancy.

Financing of the Merger, page 57

11.   Please revise to clarify whether the assets or shares of Trunkbow and its subsidiaries are used as the security interest for your term loan facility. Also, please revise to clarify the expiry date of the Standby Letter of Credit that may require repayment seven days prior to this date. See Item 1007(d)(1) of Regulation M-A.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3641 with any questions.

                                                Sincerely,

                                                /s/ Geoff Kruczek

                                                Geoff Kruczek
                                                Attorney-Advisor
                                                Office of Mergers and Acquisitions

cc: Via E-mail
        Lee Edwards, Esq.
        Shearman & Sterling LLP